82-4009

03 SEP -8 AM 7:21

PROCESSED
SEP 1 1 2003
THOMSON FINANCIAL

03029746

BCSC

Form 51-901F

BRITISH COLUMBIA SECURITIES COMMISSION

SUPPL

SHARPE RESOURCES CORPORATION
Form 51-901F
June 30, 2003

Issuer Details

NAME OF ISSUER		FOR THE QUARTER ENDED	DATE OF REPORT MM/DD/YY
SHARPE RESOURCES CORPORATION		June 30, 2003	August 7, 2003

ISSUER ADDRESS				
56 TEMPERANCE STREET, 4TH FLOOR				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
TORONTO	ONTARIO	M5H 3V5	(416) 361 - 0923	(416) 361 - 0737
CONTACT NAME			CONTACT POSITION	CONTACT TELEPHONE NO.
ROLAND M. LARSEN			DIRECTOR	(804) 580-8107
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
N.A.		N.A.		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"ROLAND M. LARSEN"	"ROLAND M. LARSEN"	August 7, 2003
"KIMBERLY L. KOERNER"	"KIMBERLY L. KOERNER"	August 7, 2003
"TROY KOERNER"	"TROY KOERNER"	August 7, 2003

dlw 9/8

SHARPE RESOURCES CORPORATION

Consolidated Balance Sheets (Prepared by Management)

(Expressed in United States Dollars)

	June 30, 2003 (Unaudited)	December 31, 2002 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$ 50,656	$ 73,518
Receivables	20,227	21,368
Advances to a related party	14,684	47,117
Inventory	-	18,537
	85,567	160,540
Office equipment	-	1,866
	$ 85,567	$ 162,406
Liabilities and Shareholders' Equity		
Current Liabilities		
Payables and accruals	$ 102,939	$ 61,475
Advances to a related party	15,500	15,500
	118,439	76,975
Long-term debt	664,533	664,533
	782,972	741,508
Shareholders' equity		
Capital stock		
Authorized - Unlimited common shares		
Issued - 33,184,803 common shares	10,921,861	10,921,861
Deficit	(11,619,266)	(11,500,963)
	(697,405)	(579,102)
	$ 85,567	$ 162,406

Responsibility for Financial Statements

The accompanying financial statements for Sharpe Resources Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2002 audited financial statements. Only changes in accounting policies have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

SHARPE RESOURCES CORPORATION

Consolidated Statements of Operations and Deficit (Prepared by Management)

(Expressed in United States Dollars)

(Unaudited)

	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002
Petroleum and natural gas operations	$ 40,896	$ 24,228	$ 66,820	$ 32,313
Expenses				
Operating	1,885	1,315	2,615	1,409
Depletion and amortization	-	198	-	395
General and administration	75,442	81,574	167,829	209,351
Legal and audit	-	(7,318)	-	(3,261)
Interest	5,806	13,306	12,813	13,306
Write-off of office equipment	-	-	1,866	-
	83,133	89,075	185,123	221,200
Loss before the following:	(42,237)	(64,847)	(118,303)	(188,887)
Gain on settlement of debt	-	6,428	-	144,841
Loss for the period	(42,237)	(58,419)	(118,303)	(44,046)
DEFICIT, beginning of period	(11,577,029)	(11,374,591)	(11,500,963)	(11,388,964)
DEFICIT, end of period	$ (11,619,266)	$ (11,433,010)	$ (11,619,266)	$ (11,433,010)

SHARPE RESOURCES CORPORATION

Consolidated Statements of Cash Flows (Prepared by Management)

(Expressed in United States Dollars)

(Unaudited)

	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002
Cash provided by (used in)				
OPERATING ACTIVITIES				
Loss for the period	$ (42,237)	$ (58,419)	$ (118,303)	$ (44,046)
Depletion and amortization	-	198	-	395
Write-down of office equipment	-	-	1,866	-
Gain on settlement of debt	-	(6,428)	-	(144,841)
Changes in non-cash working capital items	39,017	(78,354)	93,575	151,495
	(3,220)	(143,003)	(22,862)	(36,997)
FINANCING ACTIVITIES				
Reduction in debt	-	(25,190)	-	(117,654)
Change in cash and cash equivalents	(3,220)	(168,193)	(22,862)	(154,651)
Cash and cash equivalents, beginning of period	53,876	343,042	73,518	329,500
Cash and cash equivalents, end of period	$ 50,656	$ 174,849	$ 50,656	$ 174,849

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Prepared by Management)

(Expressed in United States Dollars)

Six Months Ended June 30, 2003

(Unaudited)

1. ACCOUNTING POLICIES

The management of Sharpe Resources Corporation (the "Corporation") have prepared these consolidated financial statements in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended December 31, 2002.

The disclosure in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended June 30, 2003 is not indicative of the results that may be expected for the full year ending December 31, 2003.

These statements follow the same accounting policies and methods as the most recent annual audited financial statements.

2. STOCK OPTIONS

	Number of common shares	Weighted Average Exercise price Canadian
Balance, beginning of period	2,039,000	$ 0.11
Granted during the period	1,431,000	0.10
Cancelled or expired during the period	(220,000)	0.13
Balance, end of the period	3,250,000	$ 0.10

Range of Exercise prices Canadian	Number Outstanding	Weighted average remaining Contractual life
$ 0.10 - 0.15	3,250,000	3.61

3. WARRANTS

As of June 30, 2003, the Corporation had the following warrants outstanding:

NUMBER OF WARRANTS	EXERCISE PRICE Canadian ($)	EXPIRY DATE
500,000	1.00	May 12, 2004

(Expressed in United States Dollars)

4. SEGMENTED INFORMATION

The Corporation has one reportable business segment, the exploration for and production of petroleum and natural gas properties in the United States. All of the Corporation's petroleum and natural gas revenue is from customers based in the United States.

Substantially all of the Corporation's assets are located in the United States except for small balances held in Canadian banks. The Corporation's operations in Canada consist of general and administrative expenses necessary to the maintaining of the Corporation's public company status.

5. INCOME TAXES

Estimated taxable income for the period ended is nil. Based on the level of historical taxable income, it cannot be reasonably estimated at this time if it is more likely than not that the Corporation will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery of loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Corporation's actual losses for tax purposes, refer to the December 31, 2002 audited financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these financial statements.

6. BASIC AND FULLY DILUTED LOSS PER SHARE

The loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Fully diluted loss per share reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants. For both periods presented, the conversion of warrants and the exercise of stock options was not included because of their anti-dilutive effect.

The following table sets out the computation for basic and diluted loss per share:

	2003	2002
Numerator:		
Loss for the period	$ (118,303)	$ (44,046)
Denominator:		
Average number of common shares outstanding	33,184,803	33,184,803
Weighted average number of shares	33,184,803	33,184,803
Basic and diluted loss per share	$ 0.00	$ 0.00

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Prepared by Management)

(Expressed in United States Dollars)

Six Months Ended June 30, 2003

(Unaudited)

7. STOCK OPTION COMPENSATION ADJUSTMENT

During the six months ended June 30, 2003, 1,431,000 stock options were issued to directors of the Company. For purposes of pro forma disclosures, the following assumptions were used under the Black-Scholes option pricing model: dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 4.5% and an expected average life of 5 years.

Net loss for the six months ended June 30, 2003	$ (118,303)
Unrecorded stock option compensation adjustment	80,697
Pro forma net loss for the six months ended June 30, 2003	$ (199,000)
Basic and fully diluted loss per share - Pro-forma	$ (0.01)

Supplement to Consolidated Financial Statements (Prepared by Management)

(Expressed in United States Dollars)

Six Months Ended June 30, 2003

(Unaudited)

As of July 25, 2003, the following items were outstanding:

i) 33,184,803 common shares

ii) Warrants include the following:

NUMBER OF WARRANTS	EXERCISE PRICE Canadian ($)	EXPIRY DATE
500,000	1.00	May 12, 2004

iii) Stock options include the following:

NUMBER OF OPTIONS	EXERCISE PRICE Canadian ($)	EXPIRY DATE
219,000	0.15	May 04, 2005
600,000	0.10	May 08, 2007
1,000,000	0.10	May 13, 2007
1,431,000	0.10	May 08, 2008
3,250,000		

SHARPE RESOURCES CORPORATION
Form 51-901F, Schedule B: Supplementary Information
June 30, 2003
(Expressed in United States Dollars)

BCSC

For the current year-to-date period

1. Analysis of expenses and other items

See the statement of operations and deficit as at June 30, 2003

2. Analysis of related party transactions

None

3. Summary of securities issued and options granted during the period

(a) Summary of securities issued during the period

Date of Issue	Type of Security	Type of Issue	Number	Price $	Total $	Proceeds $	Type of consideration	Commission Paid $

None

(b) Summary of options granted during the period

Date	Number	Name of Option	Exercise Price $	Expiry Date
08-May-03	431,000	Roland Larsen	0.10	08-May-08
08-May-03	500,000	Kimberly Larsen - Koerner	0.10	08-May-08
08-May-03	500,000	Troy Koerner	0.10	08-May-08

4. Summary of securities as at the end of the reporting period

(a) Description of share capital

Unlimited common shares

(b) Number and recorded value of share capital

33,184,803 common shares with a value of $10,921,861

(c) Summary of options and warrants at period end

Options

See Note 2 in the June 30, 2003 unaudited financial statements

Warrants

See Note 3 in the June 30, 2003 unaudited financial statements

(d) Number of shares in each class of shares subject to escrow or pooling agreements

None

5. List of names of the directors and officers

Roland M. Larsen
Keith Bullen
Kimberly L. Koerner
Troy Koerner

Second Quarterly Report – 2003
Schedule C – Management Discussion and Analysis (MD&A)

Description of Business

Sharpe Resources Corporation (the "Company") is a Canadian natural resources company currently engaged in oil and gas exploration and production in the State of Texas. The oil and gas production assets are in a wholly-owned US subsidiary, Sharpe Energy Company. The Company is also evaluating the potential for diversifying into precious metals exploration in the US.

Description of operations and financial condition

The Company has concentrated on growing it current oil and gas assets in Texas as part of effort to improve upon the economics of the oil production assets. Management believes that the West Thrifty waterflood unit located in Brown County, Texas has the potential to be a significant asset to the Company. Field work on this property during 2002 focused on production improvements in the southern end of the field. This effort has resulted in production improvements in this area during the fourth quarter, 2002. Improvements in the main portion of the field have been initiated during the first quarter, 2003 have failed to meet expectations. Plans include additional pump capacity as part of an effort to improve production rate performance.

The description of the operations and financial condition should be read in conjunction with the December 31, 2002 audited financial statements and the June 30, 2003 unaudited financial statements. The Company has cash and cash equivalents of $50,656 as at the end of the second quarter, 2003. Plans include additional financing to improve upon the net working capital requirements as a means to complete the necessary work programs planned by the Company during 2003 to achieve development plans.

The operating costs currently exceed revenue, however expectations are that through the implementation of the current plan significant revenue improvements are expected in 2003. Continued expenditures will be required to improve upon the production capacity of the field. The projected expenditures that will require additional working capital so as to achieve the desired production levels at the West Thrify project. Capital requirements are estimated to be at least $100,000 in order to facilitate additional improvements and to test the production potential of the northern portion of the field. The Company plans to sell a portion of the project as a means to achieve the necessary working capital for this project.

Sharpe plans to maintain its current assets in Texas which are held in its wholly-owned subsidiary Sharpe Energy Company, the Corporation plans to continue to evaluate opportunities within the natural resources business.

The Company has working capital of $85,657 compared to $83,565 at the beginning of the year. The Company believes in cash preservation and will not spend funds unless absolutely required or mandated by any future transaction. As at June 30, 2003 the Company had cash of $50,656. Net loss for the 6 months ended June 30, 2003 was $118,303 compared to a loss of $44,046 the year before. Basis and diluted loss per share is $0.00 for the period ended June 30, 2003. As of June 30, 2003 accounts payable and accrued liabilities are $118,439.

Management Synopsis

Sharpe Resources Corporation controls a 100% interest in the West Thrifty waterflood project and the Quita oil field located in Brown County, Texas. The Company is engaged in a process of obtaining sufficient financing to advance these projects toward a more detailed testing phase. The Company is evaluating the potential of selling an interest in the project as a means to achieve the necessary working capital to advance the project. This effort will focus on the northern portion of the West Thrifty field. Plans include the installation of additional submersible pumps and the implementation of additional water injection capacity. Continued geologic studies and production testing have assisted with the basic preparation necessary to achieve our goals. If successful this project will offer a significant opportunity for future growth.

As a result of studying a number of separate opportunities the decision has been made to concentrate on current natural resources projects to include oil and gas as a means to add value to the Company without incurring excessive financial risk. The current effort of the Company will remain in the oil and gas business with a plan to expand into other areas of the natural resources business to include precious metals exploration and development.